

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

February 12, 2010

Stephen R. Maddox
President and Chairman of the Board of Directors
USA Real Estate Holding Company
1020 North Coach House Circle
Wichita, Kansas 67235

> **Re:** **USA Real Estate Holding Company**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 21, 2010**
> **File No. 333-161646**

Dear Mr. Maddox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that a final order with an effective date of June 2, 2009 was issued by the Commissioner of Insurance of the State of Kansas with respect to Stephen R. Maddox. Such order revoked Mr. Maddox's Kansas resident insurance agent's license based upon Mr. Maddox's convictions for four felonies and one misdemeanor, which appear to have occurred in 2007. Please tell us why you have not disclosed the referenced criminal convictions as well as the revocation of Mr. Maddox's insurance license in accordance with Items 401(f)(2) and (f)(4) of Regulation S-K or revise your prospectus accordingly.

2. Please revise to include an updated consent from your independent registered public accounting firm. In this regard, considering an extended period of time has passed since your previous filing (an extended period of time is generally any period exceeding 30 days), the consent filed November 12, 2009, does not satisfy the consent requirements in this Form S-11/A.

Cover Page

3. Please limit the cover page of your prospectus to one page only. Refer to Item 501(b) of Regulation S-K.

Risk Factors, page 2

"Our Auditors Have Issued a Going Concern Opinion . . . ," page 2

4. We note your response to comment 6 in our letter dated December 11, 2009. Please update this risk factor to disclose your liabilities as of December 31, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

5. Please update the financial information in this section.

Security Ownership of Certain Beneficial Owners and Management, page 21

6. We note your response to comment 20 in our letter dated December 22, 2009. Please also update the ownership table with respect to management on page 23 to reflect that Mr. Maddox beneficially owns 76,139,985 shares of common stock and disclose in the accompanying footnote that he is deemed the beneficial owner of the 960,000 shares owned by his wife.

Selection, Management and Custody of Registrant's Investments, page 26

7. We note your response to comment 4 in our letter dated December 22, 2009. Please further describe who will be responsible for the management of the properties that you will purchase. Refer to Item 24(a)(1) of Form S-11.

USA Real Estate Inc. Financial Statements

8. We note your response to comment 23 and await the filing of updated financial statements pursuant to Rule 3-12 of Regulation S-X, including the revisions to the equity accounts as indicated in comment 24.

Note 4 – Common Stock, page 44

9. We note your response to prior comment 25. Please tell us how you determined that the par value was an appropriate indicator of the fair value of the 26,059,995 shares of common stock issued for services on December 7, 2007. In your response, tell us what services were received in exchange for the shares issued, and the fair value of those services. Refer to FASB ASC 505-50-30-6.

Part II – Information Not Required In Prospectus, page 46

Other Expenses of Issuance and Distribution, page 46

10. Please update the amount of your SEC registration fees.

Recent Sales of Unregistered Securities, page 46

11. We note your response comment 27 in our letter dated December 22, 2009. In Note 4 to your financial statements on page 44, you state that you issued 9,940,005 shares of common stock to your founders valued at $9,940 or $0.001 par value per share. According to your Articles of Incorporation filed as Exhibit 3.1 to your registration statement and your disclosure elsewhere in your prospectus, the par value of your common stock is $0.0001. Please advise.

Exhibits, page 47

Exhibit 10.1

12. We note that you have filed this exhibit as a series of separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Lawrence Singer
        Stanley J. Kalathara PC
        Via Facsimile: (212) 994-8093